UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Entry into Securities Purchase Agreement

On February 18, 2026, Linkage Global Inc., a Cayman Islands exempt company (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with five investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 4,000,000 class A ordinary shares (the “Shares”), par value $0.0025 per share, of the Company at a purchase price per share of $0.50, for gross proceeds of $2,000,000. The net proceeds will be used for general corporate purposes, including working capital and the expansion of the Company’s cross-border sales operations. The Private Placement is expected to close on or before March 17, 2026.

The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were not offered pursuant to the Registration Statement and were offered pursuant to the exemption provided in Rule 903 of Regulation S under the Securities Act of the Securities Act because all of the investors were non-U.S. Persons.

Pursuant to the Purchase Agreement, within 45 days of the date of the Purchase Agreement, the Company will file a registration statement on Form F-1 (the “Registration Statement”) with the SEC to register the Shares. The Company will use commercially reasonable efforts to cause the Registration Statement to become effective within 90 days following its filing with the SEC, or, in the event of a “full review” by the SEC, within 120 days following its filing.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: February 19, 2026	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

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